

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2012

Via E-mail
Shelly Guidarelli
President
Norman Cay Development, Inc.
4472 Winding Lane
Stevensville, MI 49127

> **Re: Norman Cay Development, Inc.**
> **Form 10-Q for the quarter ended January 31, 2012**
> **Filed March 14, 2012**
> **Form 8-K dated January 23, 2012**
> **Filed January 30, 2012**
> **Response letter dated March 5, 2012**
> **File No. 333-167284**

Dear Ms. Guidarelli:

We have reviewed your filing and response letter dated March 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comments, we may have additional comments.

Form 8-K filed on January 30, 2012

Form 8-K/A dated October 14, 2011, incorporated therein by reference

1. According to the last paragraph of page 2, you acquired 100% of the shares of Discovery Gold Ghana Limited on September 2, 2011. Tell us about your consideration of whether Rule 8-04 of Regulation S-X required you to furnish financial statements and any pro forma information specified by Rule 8-05 of Regulation S-X.

<u>Item 1. Business</u>

2.   Please provide disclosure with respect to all material relationships that existed between Norman Cay Development, Inc. and its affiliates, on the one hand, and Discovery Gold Ghana Limited and its affiliates, on the other hand, at the time of share exchange agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and decided to proceed with the transaction. Identify any third parties that played a material role in arranging or facilitating the transactions. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

3.   Please discuss the January 25, 2012 earn-in agreement between North Springs Resources Corp. and Discovery Gold Ghana Limited. Provide disclosure with respect to all material relationships that existed between Norman Cay Development, Inc. and its affiliates, Discovery Gold Ghana Limited and its affiliates, and North Springs Resources Corp. and its affiliates at the time of the earn-in agreement. If no such relationships existed, explain how the parties were introduced and decided to proceed with the transaction. Identify any third parties that played a material role in arranging or facilitating the transaction.

4.   We note your references on pages 4 and 5 to the Prospecting License, Adom Option Agreement, and Option Assignment Agreement. Please file these agreements as material contracts.

5.   Please discuss why the transaction for the assignment of the option to acquire all rights to the prospecting license held by Adom Mining Ltd. was structured in two transactions: (1) the August 27, 2011 assignment of the option from Xtra-Gold Exploration Limited to Discovery Gold Ghana Limited ("DGG") for $250,000 and 5.71% of the common stock of DGG; and (2) the September 2, 2011 acquisition of DGG by Norman Cay Development, Inc. for $100,000 and 17.5 million shares of Norman Cay Development common stock. In your discussion, address whether the option and the prospecting license must held by a company organized in Ghana.

6.   Disclose whether the government of Ghana consented to the assignment from Adom Mining Ltd. to Discovery Gold Ghana of the option to acquire rights to the prospecting license covering the Edum Banso Concession. We note the following disclosure on page 4: "Under the License, Adom had the right to (i) assign or mortgage its interest in the License, subject to obtaining the consent of the Government of Ghana who may impose certain conditions in connection therewith…" Identify the government entity that consented to the assignment of the option and the date of consent. File the consent as a material contract. Also disclose whether the acquisition of Discovery Gold Ghana by Norman Cay Development (and thus the acquisition of the assigned option by a U.S. company) needed government consent.

7.   Please clarify throughout your disclosure that DGG holds an option to acquire the rights to Adom Mining's license to prospect the Edum Banso Concession, but not the rights to a license to mine or participate in mining the property. Disclose, if true, that Adom Mining does not have a license to mine or participate in the mining of the property. Explain the distinction and its impact on the ability to develop and mine the property. Disclose whether and how DGG could obtain a license to mine the property.

8.   We note from your disclosure in the first paragraph on page 4 that there is a gap in the extension of Adom Mining's prospecting license from July 20, 2008 to July 21, 2011, when the government of Ghana extended the license to July 20, 2013. Please disclose the status of the prospecting license to the Edum Banso Concession during this period.

Government Regulation, page 20

9.   Please expand this section to discuss in more detail the laws and regulations by the government of Ghana and any local authorities that govern and impact your ability to explore and develop the Edum Banso Concession. In this regard, we note numerous references to significant government regulations in your risk factor disclosure.

Item 5. Directors and Executive Officers, page 30

10.   You disclose in the Form 8-K filed on November 4, 2011, that Dean Huge was appointed as the company's Chief Financial Officer. Please provide information regarding Dean Huge required by Form 10, including the disclosure under Items 401, 402, 403 and 404 of Regulation S-K.

Form 10-Q for the quarter ended January 31, 2012

Financial Statements

2. Summary of Significant Accounting Policies

h) Mineral Property Costs, page 9

11.   It is unclear to us to what extent your capitalized carrying cost for your interest in the Prospecting License between the government of the Republic of Ghana and Adom Mining Limited was recoverable at each balance sheet date. Please advise and tell us your consideration of the recoverability of the carrying value of this asset on October 31, 2011 and January 31, 2012.

3. Acquisition of Discovery Gold Ghana Ltd.

12.   We note that your interest in the Prospecting License between the government of the Republic of Ghana and Adom Mining Limited was conveyed between third parties in an

arm's-length transaction primarily for cash on August 27, 2011. Tell us your consideration of whether this August 27, 2011 transaction provides a more readily determinable evidence of the fair value of the prospecting license you acquired on September 2, 2011. Tell us in this regard what, if any, carrying value Discovery Gold Ghana Limited, (DGG) allocated to this prospecting license and how such a carrying value was determined, prior to your acquisition of DGG on September 2, 2011.

4. Mineral property

Edum Banso property, page 10

13.   We note that Item 1.1 of the Earn-in Agreement filed as Exhibit 10.1 to your Form 8-K filed on January 27, 2012 provides that North Springs Resources Corp. will acquire a 10% "Working Interest in DGG's Interest" upon full payment of the $250,000 Initial Payment, which was made in February 2012. We further note from the table on page 10 that the carrying value of the Edum Banso Property was reduced by the deposit portion of the Initial Payment, which was remitted in January 2012. Tell us how you plan to account for full Initial Payment received by you in February 2012 and for the related conveyance of the original 10% interest to North Springs Resources. Tell us whether this assignment of a working interest to North Springs Resources is subject to prior approval of the Government of Ghana under the provisions of the Prospecting License between the government of the Republic of Ghana and Adom Mining Limited.

9. Subsequent Events, page 12

14.   According to your press release dated February 14, 2012 (filed as exhibit 99.1 to your Form 8-K filed on February 14, 2012) you received 10,000,000 restricted shares of North Springs Resources Corp. common stock in consideration for a 25% interest in the Edum Banso with a "current market valuation of these shares is in excess of $6.5 million." We note that as of October 31, 2011 North Springs Resources Corp. reported no revenues since inception and that it reported total assets of $60,589 and shareholders' deficit of $48,181. Tell us how you plan to account for this transaction. Tell us the value at which you intend to book these 10,000,000 North Springs Resources common shares. Address the terms of the Earn-in Agreement filed as Exhibit 10.1 to your form 8-K filed on January 27, 2012, and explain for us in particular how you plan to account for the provisions in Section 2.1 of that agreement which allows DGG to call back the 25% Working Interest in exchange for the 10,000,000 North Springs Resource common shares.

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 13

15.   Please provide a detailed and quantified discussion of your plan of operation.

<u>Liquidity and Capital Resources, page 14</u>

16.   Discuss the impact on the company's liquidity and capital resources of the consulting contracts that the company has recently entered into. Discuss how the company plans to meet its cash obligations under the contracts.

17.   Please discuss the company's reliance on related party loans and whether the company will continue to rely on related party loans to meet its cash needs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3810, if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

                                Sincerely,

                                /s/ Kathleen Krebs, for

                                Larry Spirgel
                                Assistant Director

cc: <u>Via E-mail</u>
        Luis Carrillo, Esq.
        Carrillo Huettel, LLP